Exhibit 99.1

FERRARI N.V.: COMPLETION OF THE SECOND TRANCHE AND ANNOUNCEMENT OF THE THIRD TRANCHE OF THE MULTI-YEAR SHARE REPURCHASE PROGRAM

Maranello (Italy), June 27, 2023 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 200 million share buyback program announced on December 1, 2022, as the second tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “Second Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
19/06/2023	3,930	281.0728	1,104,616.10	—	—	—	—	3,930	281.0728	1,104,616.10
20/06/2023	3,930	281.1460	1,104,903.78	—	—	—	—	3,930	281.1460	1,104,903.78
21/06/2023	3,935	281.1690	1,106,400.02	9,660	308.4413	2,979,542.96	2,727,769.80	13,595	282.0279	3,834,169.82
22/06/2023	3,980	278.4475	1,108,221.05	—	—	—	—	3,980	278.4475	1,108,221.05
23/06/2023	3,930	281.9545	1,108,081.19	—	—	—	—	3,930	281.9545	1,108,081.19
26/06/2023	3,926	281.6412	1,105,723.35	—	—	—	—	3,926	281.6412	1,105,723.35
Total	23,631	280.8999	6,637,945.49	9,660	308.4413	2,979,542.96	2,727,769.80	33,291	281.3287	9,365,715.29

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

With the purchases described above the Company has completed the Second Tranche of the Program announced on December 1, 2022.

The total consideration for such Second Tranche of the Program was:
•Euro 159,999,974.99 for No. 660,524 common shares purchased on the EXM
•USD 42,879,903.44 (Euro 39,999,773.40*) for No. 162,716 common shares purchased on the NYSE.

As of June 26, 2023, the Company held in treasury No. 12,605,235 common shares equal to 4.91% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Since July 1, 2022 until June 26, 2023, the Company has purchased a total of 1,631,648 own common shares on EXM and NYSE, including transactions for Sell to Cover, for a total consideration of Euro 359,173,738.41.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

The Company intends to continue its already disclosed multi-year share buyback program with a third tranche of up to Euro 200 million to start on July 3, 2023 (“Third Tranche”) and to end no later than October 20, 2023 with two components:

•Firstly, Ferrari has entered into a non-discretionary buyback agreement for an amount equivalent to Euro 130 million to be executed on the EXM market through a primary financial institution (the “Bank”). The Bank will make its trading decisions concerning the timing of the purchases of Ferrari’s common shares independently of and uninfluenced by Ferrari and it will act in compliance with applicable rules and regulations as well as in accordance with the provisions of the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052 (the “Regulations”). Under this agreement purchases may continue during any closed periods of Ferrari in accordance with the Regulations.

•Secondly, Ferrari has entered into an additional mandate with a primary financial institution for up to Euro 70 million to be executed on the NYSE. Pursuant to such mandate Ferrari would provide the financial institution with purchase instructions from time to time in compliance with applicable rules, regulations and legal requirements. The actual timing, number and value of common shares repurchased on the NYSE will depend on a number of factors, including market and general business conditions.

The Third Tranche implements the resolution adopted by the Shareholders’ Meeting (held on April 14, 2023) and duly communicated to the market, which authorized the purchase of up to 10% of the Company’s common shares during the eighteen-month period following such Shareholders’ Meeting. The repurchase authority will expire on October 13, 2024 or until such authority is extended or renewed before such date.

Details of the repurchase transactions carried out under the Third Tranche shall be disclosed to the market as required by applicable regulation.

About Ferrari
Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design. Its history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. From the inaugural year of Formula 1 World Championship in 1950 through the present, Scuderia Ferrari has won 242 Grand Prix races, 16 Constructors’ World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide.

Forward Looking Statements
This document contains forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “continue”, “on track”, “successful”, “grow”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, “guidance” and similar expressions. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Ferrari Group’s (hereinafter, the “Group”) current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors described in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Group” in the Company’s annual and quarterly reports filed with the U.S. Securities and Exchange Commission, which are available on Ferrari’s website (https://www.ferrari.com/en-EN/corporate). Any forward-looking statements contained in this document speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission, the AFM and CONSOB.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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